UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Wilon Resources, Inc

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

971858 10 5

(CUSIP Number)

Mr. Wayne Anderson

Around the Clock Trading and Capital Management, LLC

33 6th Street South, Suite 204

St. Petersburg, FL 33701

(727) 895-6446

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 971858 10 5

1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Around the Clock Partners, LP Tax ID # 52-2279173
2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions):

OO
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

Not Applicable
6)	Citizenship or Place of Organization:

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power:

1,002,705*
8) Shared Voting Power:

0*
9) Sole Dispositive Power:

1,002,705*
10) Shared Dispositive Power:

0*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,002,705*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
Not Applicable
13)	Percent of Class Represented by Amount in Row (11):

6.37%*
14)	Type of Reporting Person (See Instructions):

PN

*	Around the Clock Partners, LP, a Delaware limited partnership is the holder of 1,002,705 shares of the common stock, par value $0.001 per share (the “Shares”), of Wilon Resources, Inc., a Tennessee corporation (the “Company”). Wayne Anderson possesses sole power to vote and direct the disposition of all securities of the Company held by Around the Clock Partners, LP. Thus, as of the date of this filing, for the purposes of Reg. Section 240.13d-3, Mr. Anderson is deemed to beneficially own 1,002,705 Shares, or 6.37% of the Shares deemed issued and outstanding as of that date.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Shares”), of Wilon Resources, Inc., a Tennessee corporation (the “Company”). The principal executive offices of the Company are located at 3875 Hixson Pike, Chattanooga, TN 37415.

Item 2. Identity and Background.

The person filing this statement is Wayne Anderson, whose business address is 33 6th Street S, Suite 204, St.Petersburg, FL 33701. Mr. Anderson serves as the managing member of Around the Clock Trading and Capital Management, LLC, a Delaware limited liability company, which is the general partner of Around the Clock Partners, LP, a Delaware limited partnership. Around the Clock Partners, LP is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

Mr. Anderson has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Anderson is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

All of the funds used in making the purchases of the Shares described in Item 5 of this Schedule 13D came from the working capital of Around the Clock Partners, LP.

Item 4. Purpose of Transaction.

Around the Clock Partners, LP acquired and continues to hold the Shares reported in this Schedule 13D for investment purposes. Mr. Anderson intends to evaluate the performance of the Shares as an investment of Around the Clock Partners, LP in the ordinary course of business. Around the Clock Partners, LP pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, Mr. Anderson analyzes the operations, capital structure and markets of companies in which Around the Clock Partners, LP invests, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. In addition to the course of ordinary business, this filing has attached Exhibit A, detailing a formal proposal submitted by Around the Clock Partners, LP to acquire all of the outstanding shares of the Issuer.

Item 5. Interest in Securities of the Issuer.

Based upon information set forth in the Company’s Form 10SB filed January 16, 2007 there were 15,729,834 Shares issued and outstanding as of January 12, 2007. As of March 14, 2007, Around the Clock Partners, LP is the holder of 1,002,705 Shares. Wayne Anderson possesses sole power to vote and direct the disposition of all securities of the Company held by Around the Clock Partners, LP. Thus, as of March 14, 2007, for the purposes of Reg. Section 240.13d-3, Mr. Anderson is deemed to beneficially own 1,002,705 Shares, or 6.37% of the Shares deemed issued and outstanding as of that date.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit A- Formal Purchase Proposal for Wilon Resources, Inc. sent via fax to Harry Thompson, President of Wilon Resources, Inc. on March 13, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2007

AROUND THE CLOCK PARTNERS, LP

By:	Around the Clock Trading and Capital Management, LLC, General Partner

By:	/s/ Wayne Anderson
Wayne Anderson Managing Member

Exhibit A

March 13, 2007

Wilon Resources, Inc.

Harry Thompson, President

3875 Hixson Pike

Chattanooga, TN 37415

Formal Purchase Proposal for Wilon Resources, Inc.

By Around the Clock Partners, LP

Dear Mr. Thompson,

It has been almost 8 months since Wilon Resources, Inc. entered the domain as a public company. Over this long and cumbersome period, we have listened to excuse after excuse as to why the Company was shut-in, why there were delays in the fabrication of the Amine plant, and why shareholders should remain patient.

I am sorry to say, but your promises are now falling on deaf ears. It is more than apparent you as President, and the entire Board of Directors, fall far short in the ability to serve as leaders of a public company. Your decision making abilities lack the substance to deliver the proper fiduciary responsibility shareholders demand. I am baffled as to how you can justify an annual salary of $150,000 while the Company’s wells in West Virginia have been shut-in for over14 months. Your salary represents approximately one-half of the Company’s entire revenue for 2006.

At this time, we would like to submit a formal proposal of $22 million to acquire all of the outstanding shares of Wilon Resources, Inc. This offer equates to $1.40/share, based on the reported shares outstanding of 15,729,834 in the Form 10 filed by the Company on January 12, 2007. I think you will see that the few stipulations we attached to this offer are more than fair. As a shareholder, I certainly feel that the offer we have submitted is more than adequate to satisfy all shareholders. The offer represents an 84% premium to the closing price on March 9, 2007.

As stated earlier, the only stipulations attached are as follows:

1.	The Company provides a gas analysis from 10 wells of our selection.

2.	Harry Thompson, the entire Board of Directors, and all personnel return and dissolve any shares issued outside of those on record in the January 12, 2007 Form 10 filing.

3.	The Company provides a copy of all leaseholds held in the states of West Virginia and Kentucky, along with documentation that leaseholds for non-producing wells are paid in full.

4.	The Company provides a copy of any agreements between Wilon Resources, Inc. and any corporations that Harry Thompson may own, sit on the board of, work for, or have any financial interest with outside of Wilon Resources, Inc.

5.	The Company provides a copy of any agreements whereby the Company has entered into an instrument of financial responsibility. This shall include any agreements where Wilon Resources, Inc has not been the sole party to sign. More specifically, please reproduce the agreements whereby Wilon Resources, Inc. entered into agreements to financially secure the construction of a pipeline (These documents are listed as the Loan Agreement and Commercial Note cited in the Right of Way Agreement recorded in Magoffin County, KY on May 6, 2005) in Kentucky as well as a personal loan Mr. Thompson took on land purchased in West Virginia.

6.	The Company must complete the current $12 million drilling program. As of February 5, 2007, the Company had 3 wells in various stages. The program calls for the completion of 23 wells. We are requesting that all 23 wells be completed before closure of this transaction. If any of the wells in this program are not completed upon closing of this transaction, a negotiated price will be deducted for each well from the $22 million proposal.

7.	Mr. Thompson shall sale B.T.U. Pipeline, the operator of the Company’s wells in the state of West Virginia, concurrent with this transaction for the price of $1.00.

8.	All wells that Wilon Resources, Inc maintains any percentage of equity ownership within the states of West Virginia and Kentucky must be reworked, repaired, or blown out prior to closure. In summary, all wells and the gathering systems responsible for delivery must be in good repair, in proper working order, and in compliance in the states with which they are producing.

9.	The Kentucky and West Virginia pipelines must be titled to Wilon Resources, Inc. There shall be no outside owners of either pipeline.

10.	The 176 acres purchased by Mr. Thompson through Harlis Trust, titled as Hattens Creek Butler District document #312968395 in the Wayne County, WV county documents, shall be transferred back to the Company with a clean title.

11.	The Company provides a copy of any employee or managerial agreements between the Company and Harry Thompson, Amy Pye, Eric Thompson, or Bryan Gray.

12.	The Company provides a copy of any agreements between the Company and Richard Williams, P&J Resources, Inc., R&D Drilling and Completion, R&R Energy, LLC, or any company that Mr. Williams has a financial interest.

13.	The Company provides a copy of any agreements with outside companies/individuals used to market the natural gas produced in both West Virginia and Kentucky.

14.	The bidding group shall be given 90 days from the date of execution of the sales agreement for due diligence.

We ask that you reply to our offer by Wednesday March 14, 2007 5:00 pm ET. Correspondence via fax, phone, or e-mail will be acceptable.

Sincerely,

Wayne Anderson

As Managing Member

Around the Clock Trading and Capital Management, LLC

Cc: Steven R. Barrett, Esq. of Husch & Eppenberger, LLC

Cc: Worth T. Blackwell of Englander & Fischer, P.A.